UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   ……………..to…………….

Commission file number 000-24293

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LMI Aerospace, Inc.

411 Fountain Lakes Boulevard
St. Charles, Missouri  63301

REQUIRED INFORMATION

(a)
Financial Statements.  Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as required by Form 11-K, together with the report thereon of BKD LLP, independent registered public accountants, dated June 28, 2016.

(b)	Exhibits:

Exhibit No.	Description
23.1	Consent of BKD LLP

Report of Independent Registered Public Accounting Firm

Administrative Committee
LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
St. Charles, Missouri

We have audited the accompanying statements of net assets available for benefits of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the financial statements, in 2015, the Plan changed its basis of accounting from the modified cash basis to the accrual basis. The 2014 financial statements presented in comparison with the 2015 financial statements have been restated to conform with the new basis of accounting. Our opinion is not modified with respect to this matter.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP
St. Louis, Missouri
June 28, 2016

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

		As Restated
	2015	2014 (1)

Assets
Investments, at fair value
LMI Aerospace, Inc. Common Stock	$4,206,014	$5,088,648
Mutual funds	68,143,682	65,564,065
Other investments	2,867,222	3,052,281
Total investments	75,216,918	73,704,994

Receivables
Company contributions receivable	1,472,331	744,001
Employee contributions receivable	180,242	75,504
Total receivables	1,652,573	819,505

Notes receivable from participants	2,381,029	2,286,611
Total assets	79,250,520	76,811,110

Liabilities
Expenses payable	14,576	8,788
Excess contributions payable	260,608	—
Total liabilities	275,184	8,788

Net assets available for benefits	$78,975,336	$76,802,322

(1) See Note 8, Plan Restatement

See Notes to Financial Statements.

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

		As Restated
	2015	2014 (1)

Investment Income
Net (depreciation) appreciation in fair value of investments	$(5,222,706)	$2,421,605
Interest and dividends	2,366,002	1,389,737
Net investment (loss) income	(2,856,704)	3,811,342

Contributions
Employer	1,437,200	735,651
Participants	5,790,017	5,392,895
Rollovers	656,755	38,588
Total contributions	7,883,972	6,167,134

Interest income on notes receivable from participants	84,574	79,050
Assets transfered in related to plan merger	10,729,222	4,375,188
Total additions	15,841,064	14,432,714

Deductions
Benefits paid to participants	13,407,341	14,397,122
Administrative expenses	260,709	230,224
Total deductions	13,668,050	14,627,346
Net increase/(decrease)	2,173,014	(194,632)

Net Assets Available for Benefits, Beginning of Year	76,802,322	76,996,954
Net Assets Available for Benefits, End of Year	$78,975,336	$76,802,322

(1) See Note 8, Plan Restatement

See Notes to Financial Statements

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

Note 1:	Description of the Plan

The following description of LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the “Plan”) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.

General

The Plan is a defined contribution plan sponsored by LMI Aerospace, Inc. and subsidiaries (the “Company”) for the benefit of its eligible employees who are at least 18 years of age.  Eligible employees are enrolled on the first day of the month following their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee of the Plan is Charles Schwab Trust Company and the recordkeeper for the Plan is Schwab Retirement Plan Services.

On July 1, 2014, the TASS Inc. 401(k) Plan, which was sponsored by the Company, was terminated and its assets of $4,375,188 were transferred into the Plan. On June 4, 2015, the Valent Aerostructures, LLC 401(k) Plan, which was sponsored by the Company, was terminated and its assets of $10,729,222 were transferred into the Plan.

Contributions

The Plan permits eligible employees, through a salary deferral election, to contribute up to the maximum amount allowed by the Internal Revenue Code.    Employee rollover contributions are also permitted.  Employees are automatically enrolled in the Plan at a rate of 3% of eligible compensation unless they select a different deferral percentage or elect to opt out. Contributions for employees automatically enrolled are invested in an age based appropriate target retirement date fund.

The Company makes matching contributions and discretionary profit-sharing contributions as determined by the Company’s Board of Directors. For the year ended December 31, 2015, the Company's Board of Directors elected to contribute a company match of $0.50 for each $1 contributed by participants on the first 3.0% or 5.0% of eligible wages, the applicable percent of eligible wages for each participant determined by the operating segment to which they belonged. For the year ended December 31, 2014, the Board elected to contribute $0.50 for each $1 contributed by each participant up to a maximum employer matching contribution of $1,000.  There were no discretionary contributions made by the Company for the years ended December 31, 2015 and 2014.

Participant Investment Account Options

Investment account options available include target retirement date funds and other mutual funds, a common/collective trust and the common stock of the Company.  Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

Vesting

Prior to January 1, 2015, participants were immediately vested in their voluntary and employer matching contributions plus earnings thereon.  For the plan year beginning January 1, 2015, the Plan was modified to include vesting provisions related to the matching contributions made by the Company.  Employer matching contributions made after January 1, 2015 will vest 25% for each Year of Service as defined by the Plan.  A participant is fully vested in their employer matching contributions after four Years of Service.  Employer discretionary contributions vest 20% for each Year of Service as defined by the Plan beginning with the second Year of Service.  A participant is fully vested in their employer discretionary contributions after six Years of Service.

The non-vested balance is forfeited upon the earlier of termination of service or a 5-year Break in Service. Forfeitures are used to reduce Company contributions. At December 31, 2015, the balance of forfeitures available for use by the Company

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

in future periods was $195,291. Approximately $147,000 of this balance was used in 2016 to fund the employer match obligation as of December 31, 2015.

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  The minimum amount of a new loan is $1,000.  The maximum amount of a participant’s loan is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by written loan agreements and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholding until the loan is paid in full.  Interest on the loans is based on prevailing rates when the loan is originated as determined by the Plan administrator.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, the value of a participant’s vested interest may be elected for distribution as either a lump sum or in substantially equal installments.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements and supporting footnotes are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. In prior periods, the plan presented its records on the modified cash basis of accounting. Under this method, contributions and the related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred. Appropriate restatements have been made to prior periods to conform to current period presentation - see Note 8, Plan Restatement.

Recently Issued Accounting Standards

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update (“ASU”) 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient”. Part I eliminated the requirements that employee benefit plans measure the fair value of fully benefit–responsive investment contracts ("FBRIC") and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value. Part II eliminated the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Part III of the ASU is not applicable to the Plan. The new guidance is effective for fiscal years beginning after December 15, 2015, with early adoption permitted, and shall be applied retrospectively.
In May 2015, the FASB issued ASU 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." The guidance removes the requirement to categorize all investments within the fair value hierarchy for which the fair value is measured using the net asset value per share practical expedient and to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The guidance is primarily effective for annual periods beginning after December 15, 2015; although early adoption is permitted.
The Plan management early adopted ASU 2015-07 and ASU 2015-12 and the accounting and disclosures in these financial statements reflect this guidance. In addition to the above, this guidance clarifies that indirect investments in FBRICs should not be reflected as FBRICs and, therefore, should be reported at fair value.  Concurrent with the Plan’s implementation of ASU 2015-12, the statements of net assets available for benefits for all periods presented no longer reflect the Morley Stable Value Fund as a FBRIC, and as such, the investment is now measured at fair value without an adjustment to contract value. The adoption of this guidance did not have a material impact on the Plan’s financial statements.

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

All investments are carried at fair value.    Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the cash basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The following is a description of the valuation methodologies used for assets measured at fair value.

LMI Aerospace, Inc. Common stock: Valued at the closing price reported on the active markets on which the individual securities are traded (Level 1).

Mutual funds: Valued at quoted market prices, which represent the net asset value (“NAV”) of shares or units held by the Plan at year end (Level 1).

Money market funds: Valued at amortized cost, which approximates market value, and represents the NAV of shares or units held by the Plan at year end (Level 2).

 Morley Stable Value fund: Value of participation units held is based on the NAV of shares or units held by the Plan at year end.

The stable value fund intends to hold only assets whose fair market value is the contract value of the investment.  While offering low-risk and competitive yields, the fund guarantees a return in principal and accumulated interest that is directly proportionate to the investor’s capital preservation objective.  The fund seeks to achieve this objective by investing primarily in a variety of high quality Stable Value Investment Contracts (the performance of which may be predicted on underlying fixed income securities), as well as cash and cash equivalents.  Redemption is generally permitted daily.  Individual participant redemptions for benefit payments and redemptions by participants to reinvest in options that do not compete with the stable value fund are generally permitted without restriction.  Were the Plan to initiate a full redemption of the stable value fund, a twelve-month advance written notice is required.  The redemption price is based upon the closing value per the unit of the fund, which is determined daily following the close of regular trading on the New York Stock Exchange.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance.  Interest earned on notes receivable from participants is recorded when paid.  Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.  At both December 31, 2015 and 2014, the interest rates on participant loans ranged from 3.75 percent to 8 percent, respectively.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurement” (“ASC 820”) provides the framework for measuring fair value.  Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 provides a fair value hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are those that market participants would use in pricing the asset or liability based on market data

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

obtained from sources independent of the Plan.  Unobservable inputs reflect the Plan’s assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in current circumstances.  The fair value hierarchy is categorized into three levels based on observability and reliability of valuation inputs as follows:

Level 1:	Valuation based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:
Valuation based on: a) quoted price for similar assets or liabilities in active markets, b) quoted prices for identical or similar assets or liabilities in markets that are not active, c) inputs other than quoted prices that are observable for the asset or liability, and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Valuation based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement.

To the extent that the valuation is based on inputs that are less observable or unobservable, the determination of fair value requires more judgment.  Accordingly, the degree of judgment exercised in determining fair value is more significant for the investments categorized in Level 3.  In certain cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.  Estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.  Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had the securities been readily marketable.  The Plan’s policy is to recognize transfers in and transfers out between levels as of the date of the event or change in circumstances that caused the transfer.  The Plan has no level 3 instruments.  There have been no changes in the valuation methodologies or inputs used at December 31, 2015 and 2014.

Plan Tax Status

The Internal Revenue Service has determined and informed Schwab Retirement Plan Services, Inc. by a letter dated June 19, 2014, that the non-standardized prototype profit-sharing plan with CODA as amended through that date is in a form acceptable under section 401 of the Internal Revenue Code (“IRC”).  On September 4, 2015, the Company adopted this non-standardized prototype plan.  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

Note 3:	Fair Value of Plan Assets and Liabilities

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair values of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Balanced funds	$49,211,843	$—	$—	$49,211,843
Domestic equity funds	12,617,231	—	—	12,617,231
Bond funds	2,880,374	—	—	2,880,374
International equity funds	2,797,426	—	—	2,797,426
Sector/specialty funds	636,808	—	—	636,808
Other funds	—	514	—	514
Total registered investment company funds	68,143,682	514	—	68,144,196
Common stock:
LMI Aerospace, Inc.	4,206,014	—	—	4,206,014
Total common stock	4,206,014	—	—	4,206,014
Total assets in the fair value hierarchy	$72,349,696	$514	$—	$72,350,210
Common collective trusts:
Morley Stable Value Fund (1)				2,866,708
Total assets at fair value				$75,216,918

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Balanced funds	$46,393,786	$—	$—	$46,393,786
Domestic equity funds	12,718,888	—	—	12,718,888
Bond funds	2,767,165	—	—	2,767,165
International equity funds	2,793,562	—	—	2,793,562
Sector/specialty funds	890,664	—	—	890,664
Other funds	—	395	—	395
Total registered investment company funds	65,564,065	395	—	65,564,460
Common stock:
LMI Aerospace, Inc.	5,088,648	—	—	5,088,648
Total common stock	5,088,648	—	—	5,088,648
Total assets in the fair value hierarchy	$70,652,713	$395	$—	$70,653,108
Common collective trusts:
Morley Stable Value Fund (1)				3,051,886
Total assets at fair value				$73,704,994

(1) Investments that were measured at net asset value per share have not been classified in the fair value hierarchy. These amounts are presented in the tables above to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

Note 4:	Related Party and Party-in-Interest Transactions

Certain Plan investments are shares of LMI Aerospace, Inc. common stock.  LMI Aerospace, Inc. is the Plan sponsor, and therefore, these transactions qualify as party-in-interest transactions.  During 2015, the Company contributed $709,750 in common shares, participants purchased $968,531 and sold $857,716. During 2014, the Company contributed $848,012 in common shares, participants purchased $240,033 and sold $3,902,566.

Certain Plan assets are invested in the Schwab Retirement Advantage Money Fund. Schwab Retirement Plan Services is the recordkeeper for the Plan, and therefore, transactions associated with this fund qualify as party-in-interest transactions. The net assets of the Plan associated with the Schwab Retirement Advantage Money Fund at December 31, 2015 and December 31, 2014 were $514 and $395, respectively. Trustee and recordkeeper fees of $169,873 and $147,126 were paid from plan assets to Schwab Retirement Plan Services in the years ended December 31, 2015 and December 31, 2014, respectively.

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  The net assets of the Plan associated with participant loans were $2,381,029 and $2,286,611 at December 31, 2015 and December 31, 2014, respectively.

Necessary and proper expenses of the Plan are paid from the Plan assets, except for those expenses the Company is required by law or chooses to pay.

Note 5:	Risks and Uncertainties

The Plan participants invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

Note 6:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and December 31, 2014 to the Form 5500:

	2015	2014

Net assets available for benefits per the financial statements	$78,975,336	$76,802,322
Accrued expenses	14,576	8,788
Excess contributions payable	260,608	—
Other	—	26,490
Net assets available for benefits per Form 5500	$79,250,520	$76,837,600

The following is a reconciliation of net investment income, benefit payments and administrative expense per the financial statements for the years ended December 31, 2015 and December 31, 2014 to the Form 5500:

	2015	2014

Net investment (loss) income per the financial statements	$(2,856,704)	$3,811,342
Prior year investment income receivable	—	(4,814)
Interest income on notes receivable	84,574	79,050
Other	(26,491)	13,594
Total investment (loss) income per Form 5500	$(2,798,621)	$3,899,172

Benefits paid to participants per the financial statements	$13,407,341	$14,397,122
Excess contributions paid to participants	(69,263)	(83,313)
Excess contributions payable to participants	(260,608)	—
Total benefit payments per Form 5500	$13,077,470	$14,313,809

Administrative expense per the financial statements	$260,709	$230,224
Accrued administrative expense, beginning of year	8,788	—
Accrued administrative expense, end of year	(14,576)	(8,788)
Total administrative expense per Form 5500	$254,921	$221,436

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

Note 7:	Excess Contributions Payable
The Plan is subject to certain compliance requirements and non-discrimination rules under ERISA and Internal Revenue Service (“IRS”) guidelines. For the Plan years ended December 31, 2015 and December 31, 2014, the Plan did not completely satisfy non-discrimination tests and took corrective action by returning excess contributions and related investment income and losses of $257,775 and $69,263, respectively. In addition, other excess contributions of $2,833 made during the 2015 plan year were returned to participants. Excess contributions related to the 2015 plan year were distributed by March 15, 2016, which qualified those distributions as liabilities of the plan as of December 31, 2015. Corrective distributions related to the 2014 plan year were distributed on June 24, 2015, which disqualified these distributions as liabilities of the plan at December 31, 2014.

Note 8:	Plan Restatement

The financial statements and supporting footnotes included herein are presented on the accrual basis of accounting. In prior periods, the plan presented its records on the modified cash basis of accounting. Appropriate restatements have been made to prior periods to conform to current period presentation. The following provides a reconciliation of the Statement of Net Assets Available for Benefits as previously reported to the restated values presented herein as of December 31, 2014:

Plan receivables, as previously reported	$—
Company contributions receivable	744,001
Employee contributions receivable	75,504
Plan receivables, as restated	$819,505

Plan liabilities, as previously reported	$—
Administrative expenses payable	8,788
Plan liabilities, as reported	$8,788

Net assets available for benefits, as previously reported	$75,991,605
Net change in restated assets	819,505
Net change in restated liabilities	(8,788)
Net assets available for benefits, as restated	$76,802,322

The following provides a reconciliation of the Statement of Changes in Net Assets Available for Benefits as previously reported to the restated values presented herein for the Plan year ended December 31, 2014:

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2015 and 2014

Net assets available, beginning of year, as previously reported	$76,085,787
Contributions receivable	911,167
Net assets available, beginning of year, as restated	$76,996,954

Total contributions, as previously reported	$6,258,796
Change in company contributions receivable	(104,011)
Change in employee contributions receivable	12,349
Plan contributions, as restated	$6,167,134

Total additions, as previously reported	$14,524,376
Change in company contributions receivable	(104,011)
Change in employee contributions receivable	12,349
Plan additions, as restated	$14,432,714

Total deductions, as previously reported	$14,618,558
Change in administrative expenses payable	8,788
Total deductions, as reported	$14,627,346

Net assets available for benefits, end of year, as previously reported	$75,991,605
Net change in prior year net assets available	911,167
Net change in current year additions	(91,662)
Net change in current year deductions	(8,788)
Net assets available for benefits, end of year, as restated	$76,802,322

Supplemental Schedule

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust

Schedule of Assets (Held at End of Year) at December 31, 2015

Identity of issue, borrower or similar party	Description of Investment	Current Value	Cost (1)
Allianz GI Technology Fund Institutional Shares	Mutual Fund	$22,863
Dimensional Fund Advisors Emerging Markets Portfolio	Mutual Fund	968,297
Dimensional Fund Advisors International Small Company	Mutual Fund	785,139
Dimensional Fund Advisors U.S. Small Cap Value Portfolio	Mutual Fund	680,896
Invesco Real Estate Fund Institutional Shares	Mutual Fund	53,188
MFS Utilities Fund Class A	Mutual Fund	56,144
T Rowe Price Health Sciences Fund	Mutual Fund	149,430
Vanguard 500 Index Admiral	Mutual Fund	3,680,001
Vanguard Energy Fund Admiral Shares	Mutual Fund	355,184
Vanguard Growth Index Admiral	Mutual Fund	2,388,015
Vanguard Inflation-Protected Securities Fund Class A	Mutual Fund	757,257
Vanguard MDCP Growth Index Fund	Mutual Fund	690,512
Vanguard Mid-Cap Index Admiral	Mutual Fund	1,353,151
Vanguard Mid-Cap Value IDX	Mutual Fund	639,389
Vanguard Short-Term Bond Admiral	Mutual Fund	576,799
Vanguard Small-Cap Growth Index Fund	Mutual Fund	1,021,928
Vanguard Small-Cap Index Admrl	Mutual Fund	963,295
Vanguard Target Retirement 2010 Fund	Mutual Fund	1,237,181
Vanguard Target Retirement 2015 Fund	Mutual Fund	2,048,247
Vanguard Target Retirement 2020 Fund	Mutual Fund	8,843,249
Vanguard Target Retirement 2025 Fund	Mutual Fund	10,271,437
Vanguard Target Retirement 2030 Fund	Mutual Fund	9,282,193
Vanguard Target Retirement 2035 Fund	Mutual Fund	7,150,824
Vanguard Target Retirement 2040 Fund	Mutual Fund	3,236,578
Vanguard Target Retirement 2045 Fund	Mutual Fund	3,567,070
Vanguard Target Retirement 2050 Fund	Mutual Fund	2,446,416
Vanguard Target Retirement 2055 Fund	Mutual Fund	783,255
Vanguard Target Retirement 2060 Fund	Mutual Fund	7,090
Vanguard Target Retirement Income Fund	Mutual Fund	338,303
Vanguard Ttl Intl Stock IDX Adm	Mutual Fund	1,043,990
Vanguard Total Bond Market Index	Mutual Fund	1,546,317
Vanguard Value Index	Mutual Fund	1,200,044
Morley Stable Value Fund	Common Collective Trust	2,866,708
Schwab Retirement Advantage Money Fund*	Money Market Fund	514
LMI Aerospace, Inc. Common Stock*	Common Stock	4,206,014
Notes Receivable from Participants, maturing through 2034*	Interest from 3.75% to 8.00%	2,381,029
Total Investments per Form 5500		$77,597,947	$—
* Represents a party-in-interest to the Plan
(1) Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LMI AEROSPACE, INC. PROFIT-SHARING AND SAVINGS PLAN AND TRUST

	By:	LMI AEROSPACE, INC., as Plan Administrator

Date: June 28, 2016	By:	/s/ Clifford C. Stebe, Jr.
Clifford C. Stebe, Jr.
Chief Financial Officer